(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 11-K	Washington, DC 20549
☐ Form 20-F
☒ Form 10-Q	FORM 12b-25
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

Commission File Number 001-15034

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Telzuit Medical Technologies, Inc.

Full Name of Registrant

Nimbus Group, Inc., Take to Auction.Com, Inc., Taylor Madison Corp.

Former Name if Applicable

5422 Carrier Drive, Suite 306

Address of Principal Executive Office (Street and Number)

Orlando, Florida 32819

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 14, 2006, the Registrant appointed Warren Stowell to the position of Chief Executive Officer to replace Donald Sproat, who resigned from his position as the registrant’s Chief Executive and Chief Financial Officer effective March 14, 2006. Accordingly, due to the timing of such event, the performance of the necessary review procedures to provide the certifications mandated under sections 302 and 906 of the Sarbanes-Oxley Act of 2002 for the quarter ended March 31, 2006 could not be completed by May 15, 2006 without unreasonable effort or expense. The Registrant currently anticipates filing the Form 10-QSB on or before May 22, 2006.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brent A. Jones (Name)	(813) 224-9255 (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Registrant failed to timely file a Current Report on Form 8-K to report the Registrant’s entry into a loan agreement with a related party shareholder on April 20, 2006. The required disclosure will be made under Item 5 of the Registrant’s Form 10-QSB for the quarter ended March 31, 2006.

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that the results of operations for the three and nine month periods ended March 31, 2006, will be materially different from the same periods in the prior year. The anticipated unaudited results of operations for the three and nine month periods ended March 31, 2006 compared to the same periods in the prior year are as follows: (i) in 2006, the revenues were $0 and $0, respectively, compared to $0 and $0, respectively, in 2005; and (ii) in 2006, the net losses were approximately $1,506,388 and $8,820,313, respectively, compared to $393,028 and $959,981, respectively, in 2005. Net loss has increased due to unanticipated expenses necessary to develop our technology to the point of commercial viability.

TELZUIT MEDICAL TECHNOLOGIES, INC.

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2006	By:	/s/ Warren Stowell
	Name:	Warren D. Stowell
	Title:	Chief Executive Officer and Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.